UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN REPORTS CONTINUOUS DISCLOSURE MATTER

Toronto, Ontario, August 7, 2012 - Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”) reports that it received on August 3, 2012 a letter from Ontario Securities Commission (“OSC”)  informing that it was in default in not filing the following reports at the time of filing its audited financial statements  for each of the fiscal years ended March 31, 2010, 2011 and 2012:

Form 51-101F1 – Statement of Reserves Data and Other information
Form 51-101F2 – Report of Independent Qualified Reserves Evaluator or Auditor, and
Form 51-101F3 – Report of Management and Directors

The OSC granted Bontan five business days (i.e. on or before August 13, 2012) to remedy the default.

The management and the Board of directors of Bontan agreed to comply with the requirement and are working with their professional advisors to file the applicable reports. It is the view of Bontan that the report in Form 51-101F2 is not applicable to Bontan as it had no reserves for the fiscal years 2010 through 2012.

About Bontan Corporation Inc:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects. Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Bontan holds 0.25% ORI on proceeds of production, if any under the two Israeli offshore drilling licenses- Sarah and Myra.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806 and for investor relations contact John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan's current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or non-commercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made.

Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer